SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SHAREHOLDERS’ AGREEMENT OF

BRK INVESTIMENTOS PETROQUÍMICOS S.A. AND BRASKEM S.A.

By this private instrument, entered into by and between the undersigned parties, namely, on one side:

(1)

ODEBRECHT S.A., a joint-stock company, with its principal place of business in the City of Salvador, State of Bahia, at Av. Luiz Vianna Filho (Paralela) no. 2.841, enrolled in the National Register of Legal Entities (“CNPJ”) under no 05.144.757/0001-72, herein represented pursuant to its Bylaws (“ODB”); and

(2)

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES  S.A.,  a  joint-stock  company, with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Rebouças, no 3.970, 32° andar-parte, enrolled in the CNPJ under no 10.904.193/0001-69, herein represented pursuant to its bylaws ("OSP", jointly with ODB, hereinafter referred to as "Odebrecht'');

and, on the other side:
(3)

PETROBRAS QUÍMICA S.A. - PETROQUISA, a joint-stock company, with  its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile no65, Centro, enrolled in the CNPJ under no33.795.055/0001-94, herein represented pursuant to its  Bylaws (“Petroquisa”); and

(4)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS,  a  joint-stock  company,  with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile no 65, Centro, enrolled in the CNPJ under no 33.000.167/0001-01, herein represented pursuant to its bylaws ("Petrobras", jointly with Petroquisa, hereinafter referred to as "Petrobras System");

(Odebrecht and Petrobras System are hereinafter referred to collectively as “Parties” or “Shareholders”, and individually and indistinctly as “Party” or “Shareholder”);
and, as intervening/consenting parties:
(5)

BRK INVESTIMENTOS PETROQUÍMICOS S.A., a joint-stock company,  with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Reboucas, no 3970, 32° andar-parte, Pinheiros, CEP 05402-600, enrolled in the CNPJ under no 11.395.617/0001-70, herein represented pursuant to its Bylaws ("BRK"); and

(6)

BRASKEM S.A., the current name of Copene - Petroquímica do Nordeste S.A., a joint-stock company, with its principal place of business in the Municipality of Camaçari, State of Bahia, at Rua Eteno no 1.561, Complexo Básico, Pólo Petroquímico, enrolled in the CNPJ under no 42.150.391/0001-70, herein represented pursuant to its Bylaws (“Braskem” and, jointly with BRK, the “Companies”).

WHEREAS:

(i)	ODB, Nordeste Quimica S.A. - Norquisa and Petrobras System entered into on May 30, 2008 a shareholders’ agreement which shall govern their relationships as Braskem shareholders;
(ii)

in order to increase the competitiveness and efficiency of the Brazilian companies pertaining to the petrochemical sector, so that they can compete with international companies, it shall be necessary a scale increase that ensures Braskem’s strengthening and allows for an internationalization movement through the acquisition of petrochemical assets, with the consequent increase of its participation in the world market;

(iii)	this scale increase necessarily requires the consolidation of certain Brazilian petrochemical companies;
(iv)	Petrobras System, directly or indirectly, holds interest in Braskem and in other petrochemical undertakings in Brazil;
(v)

the Parties acknowledge that Braskem currently has the economic-financial and competition conditions to consolidate the investments of the Parties in the petrochemical sector, under the terms set forth herein;

(vi)	the Parties have decided to consolidate their interest in Braskem’s voting capital in BRK, which has the specific purpose of taking part of the Control (as defined) of Braskem;
(vii)

on January 22, 2010, the Parties signed an investment agreement (“Investment Agreement”) establishing the performance of a series of steps with the purpose of consolidating their interest in Braskem’s voting capital through BRK; and

(viii)

as a result of the understandings previously reached and the recitals above, the Parties wish, in the form and for the purposes of the provisions in Article 118 of Law no 6,404, of December 15, 1976, (“Corporation Law”), to enter into this shareholders’ agreement (“Shareholders’ Agreement”) and, through it, to regulate certain matters of their common interest as BRK and Braskem shareholders, as regards which the Parties have mutually agreed as follows:

1.	DEFINITIONS

1.1

For the purposes of this Shareholders’ Agreement, the capitalized terms or expressions in brackets and quotation marks shall have their meanings established in the recitals or in the clause in which they appear for the first time. Additionally, such capitalized terms and expressions are also defined in Clause 1.2. Also in relation to such terms or expressions, unless the context does not allow this construance, the singular includes the plural and vice versa.

1.2	Exclusively for the purposes of this Shareholders’ Agreement:
(i)	“Shareholders” or “Shareholder” shall mean Odebrecht and Petrobras System, either jointly or separately and indistinctly;
(ii)	"Assigning Shareholder" means any of the Parties that intends to directly or indirectly transfer to a third party its Shares, as defined in Clause 7.4;
(iii)	“Remaining Shareholder” has the definition established in Clause 7.10;
(iv)

"Shares" means all common shares issued by BRK and Braskem, which are held by the Parties, directly or indirectly through their Affiliates, on the date hereof, or which may be held or acquired by the Parties or their Affiliates in the future, in any way;

(v)	"Shareholders’ Agreement" means this Shareholders’ Agreement entered into between the Parties, on the date hereof;
(vi)	"Original Shareholders’ Agreement" ” shall have the meaning established in Clause 7.8;
(vii)	"Investment Agreement" means the investment agreement signed among Odebrecht, Petrobras System, Unipar – União de Indústrias Petroquimicas S.A. and Braskem on January 22, 2010;
(viii)

"Affiliate" shall mean, in respect of a given person, any individual or legal entity that, directly or indirectly, controls, is controlled by, or is under common control with, such person, where “Control” has the meaning set out in item (xiv) below;

(ix)	“General Meetings” means the general shareholders’ meetings, as the case may be, of BRK and/or Braskem, whether ordinary or extraordinary;
(x)	"Braskem" means Braskem S.A., identified in item (6) of the Preamble;
(xi)	"BRK" shall mean BRK lnvestimentos Petroquimicos S.A., identified in item (5) of the Preamble;

(xii)

"People and Organization Committee" means the permanent committee to support Braskem’s Board of Directors in matters related to people, compensation, long-term incentive plan, code of conduct and health, safety, environment and private pension plan;

(xiii)	"Companies" means BRK and Braskem, either jointly or separately and indistinctly;
(xiv)	"Board of Directors" means the board of directors of BRK and/or Braskem, as the case may be;
(xv)	“Fiscal Board” means the fiscal board of BRK and/or Braskem, as the case may be;
(xvi)

"Control" (and its variations “controlling company” and “controlled company”) means, with regard to any individual or legal entity, individually, or group of individuals or legal entities bound by a voting agreement or any other agreement, (a) the controlling company’s capacity, be it through the ownership of voting securities of another legal entity directly or indirectly to elect the majority of the board of directors or similar body of such controlled company; and (b) the ownership of rights that give the controlling company the majority of votes in the controlled company’s general meetings;

(xvii)

"Braskem’s Controlled Companies" means, at any time, the companies controlled by Braskem, including, without limitation, as from the date of the actual acquisition of the shares representing the Control of Quattor Participações S.A., the latter company and its controlled companies;

(xviii)	"Tag Along Right" has the definition established in Clause 7.12:
(xix)	"Dispute" has the definition established in Clause 6.1;
(xx)	"Event of Dilution" has the definition established in Clause 7.1;
(xxi)	"Event of Dispute” has the definition established in item (i) of Clause 6.1.1;
(xxii)

"Encumbrances" means any and all encumbrances, liens, retention  rights,  in rem guarantees, charges, attachments, options, usufruct, restrictive clauses, rights of first refusal and other similar rights or claims of any nature related to such rights;

(xxiii)	"ICC" has the definition established in Clause 11.3;

(xx iv)	"Deadlock" has the definition established in item (iv) of Clause 6.1.1;
(xxv)

"Interest" means interest corresponding to one hundred percent (100%) of the daily average rate of one-day Interfinance Deposits (DI), Extra-Group, expressed in the percentage form per year of two hundred and fifty-two (252) business days, calculated and disclosed daily by the Custody and Settlement Chamber (CETIP), calculated in an exponential and cumulative manner pro rata temporis for business days elapsed;

(xxvi)	"Corporation Law" means Law no 6,404, of December 15, 1976, as amended;
(xxvii)	"Petrochemical Business" has the definition established in Clause 9.2;
(xxviii)	"Notice of Sale Intention" has the meaning established in item (i) of Clause 6.1.2;
(xxix)	"Notice of Sale" means the notice that the Assigning Shareholder must give to the other Party(ies), pursuant to the definition contained in Clause 7.6;
(xxx)	"ODB" means Odebrecht S.A., identified in item (1) of the Preamble;
(xxxii)	"Odebrecht" means, collectively, Odebrecht S.A. and OSP;
(xxxii)	"Opportunity" has the definition established in Clause 9.1(A);
(xxxiii)	"OSP" means Odebrecht Serviços e Participações S.A., identified in item (2) of the Preamble;
(xxxiv)	"Parties" or "Party" means Odebrecht and Petrobras System, collectively, or separately and indistinctly;
(xxxv)	"Guarantor Party” has the meaning established in Clause 7.14;
(xxxvi)	"Identifying Party" has the meaning established in Clause 9.1A(i);
(xxxviii)	"Non-guarantor Party" has the meaning established in Clause 7.14.1;
(xxxix)	“Notifying Party” has the meaning established in Clause 6.1.2;
(xl)	"Notified Party" has the meaning established in Clause 6.1.2;
(xli)

"Related Parties” means, in relation to any Party, BRK, Braskem or the Braskem’s Controlled Companies, their administrators and Affiliates, as well as their administrators’ Affiliates and respective spouses or partners, ascendants or descendants and relatives up to the second degree;

(xlii)	“Petrobras" means Petróleo Brasileiro S.A. – Petrobras, identified in item (4) of the Preamble;
(xliii)	"Petroquisa" means Petrobras Química S.A. - Petroquisa, identified in item (3) of the Preamble;
(xl)

"Business Plan'' means the strategic plan, the multiyear plan, the financing plan,  the annual budget and the organizational macrostructure, performed by Braskem, as the case may be, or any other plan that may be adopted by Braskem, which involves the conduction of its business and that of Braskem’s Controlled Companies, elaborated, annually, by Braskem’s Executive Office and approved by Braskem’s Board of Directors;

(xli)

"Losses" means any obligations, liabilities, contingencies, losses, damages, setbacks, claims, suits, proceedings, notifications, decisions (including judicial, administrative or arbitral decisions, be them definitive or provisional), fines, interest, penalties, costs and expenses;

(xlii)	“Products” has the meaning established in Clause 9.1(A)(iv);
(xliii)	"Profits" has the definition established in Clause7.14;
(xliv)	“Reequalization" has the definition established in Clause 7.1;
(xlv)

"Follow-up Report" means the report to be made available to the directors from time to time and, as permitted by law, due to the nature of the information, to the Shareholders, as set forth in Clause 10.13;

(xlvi)	"Representatives" has the definition established in Clause 5.1.1;
(xlvii)	"Subsequent Meeting" has the definition established in item (i) of Clause 6.1.1;
(xlviii)	"Petrochemical Sector", for the purposes of this Shareholders’Agreement, means:
(A)	the use of ethene and propene to produce PE, PP, PVC and cumene;
(B)	the petrochemical investments for the production of butadiene, p-xylene, PE, PP, PVC, cumene, PTA and PET, as well as the commercialization of these products;

(C)	the investments based on pyrolysis of hydrocarbon for the petrochemical industry;
(D)	other investments or products that the Parties may come to agree upon in good faith, to reflect in the definition of Petrochemical Sector new production processes that may be developed in the future.
(xlix)	"Third-Party Sellers" has the meaning established in Clause 9.1 B (i)(a);
(l)

"BRK Permitted Transfers" means any transaction involving the  free  lease, disposal, chattel mortgage, usufruct, the creation of collateral of any nature, or the assignment and/or transfer of shares of Braskem’s voting capital held by BRK, the purpose of which is (i) to fully comply with the provisions of Clauses 7.6, 7.12 and following clauses of this Agreement, or (ii) to allow the foreclosure on the guarantee to be given by BRK to the benefit of any of the Shareholders under Clause 7.14 and following clauses of this Agreement.

1.3

Still for the purposes of this Shareholders’ Agreement, unless otherwise expressly established, any reference to a clause of this Shareholders’ Agreement shall include it main section as well as its items and subitems.

1.4	The ownership interest held, on this date, by the Parties, is distributed among them in the following manner:
(i)	Odebrecht is the holder, directly and indirectly, of 62,3% of the voting capital and 38,3% of the total capital of Braskem; and
(ii)	Petrobras System is the holder directly and indirectly, of 31,0% of the voting capital and 25,3% of the total capital of Braskem.
1.5

The ownership interests listed in Clause 1.4 above represent the entirety of the direct and indirect ownership interest with voting rights held by the Parties and their Affiliates in Braskem’s capital stock on the date hereof.

1.6

The Parties agree that this Shareholders’ Agreement binds all Shares directly or indirectly held by the Parties on the date of the signature of this Shareholders’ Agreement, and any and all common shares issued by the Companies that may be held or purchased by the Parties, directly and/or indirectly, in the future in any way, and subject to all stipulations set forth in this instrument, clauses and conditions, especially as regards governance of the Companies, the disposal of shares, rights of first refusal, preemptive rights, and any liens thereon;

2.	VOTING RIGHTS

Guidelines for the Exercise of Voting Rights
2.1

The Parties undertake to exercise their voting rights in the Companies so that Braskem and Braskem’s Controlled Companies have a professional, efficient and productive management, preserving and incrementing their profitability, in order to maximize their shareholders’ compensation. In this context, the Parties undertake to always take into account the following guidelines in their votes:

(i)

observance of a commercial policy that meets the interests of Braskem itself and of Braskem’s Controlled Companies, and ensures the production and commercialization of their products on grounds that are compatible with those practiced internationally and consistent with the reality of the market where Braskem and Braskem’s Controlled Companies act;

(ii)

observance of a proper set of rules and procedures related to health, safety and the environment, which complies with the relevant legislation and with the standards generally accepted for its area of activity, by internationally renowned companies;

(iii)	preservation of the best corporate governance practices, complying with the rules of Braskem’s bylaws and this Shareholders’ Agreement;
(iv)	permanent pursuit of efficiency of its operations through constant improvements of its production and development systems and adoption of innovative technologies; and
(v)	permanent pursuit of Braskem’s growth in Brazil and abroad.
2.1.1

The Parties also undertake to exercise their voting rights in Braskem in order to maintain a dividend policy that seeks to maximize the distribution of profits, as long as the internal reserves that are necessary and sufficient for the efficient operation and development of the business of Braskem and Braskem’s Controlled Companies are maintained, as well as the maintenance of the companies’ financial health.

2.1.2

The Parties agree that Braskem must be a financially healthy and self-sustainable company, and that any investments that seek to increase the capacity in petrochemical input, resins and other products must be explicitly profitable, as per Clauses 2.1.2.1 and 2.1.2.2 below, and possess supply of raw materials guaranteed and secured sources of funds.

2.1.2.1

For the purposes of Clause 2.1.2 above, the profitability of the investment projects must be demonstrated through an evaluation that adopts a methodology usually used for the evaluation of projects, highlighting the premises adopted, such as discount rate, and calculating profitability indexes, such as VLP (net present value) and TIR (internal return rate), which shall present a return above the weighted average cost of Braskem capital.

2.1.2.2.

In addition, coherently with the self-sustainability principle mentioned  in Clause 2.1.2, it is a condition for the approval of any of Braskem’s investment project that it is financeable, that is, that the financial equation for its implementation does not depend on contribution of funds or the granting of guarantees of Braskem shareholders.

2.1.3.

The Parties undertake to exercise their respective voting rights in compliance with the basic principles established in this Clause 2.1, as well as the other clauses of this Shareholders’ Agreement, causing BRK to exercise its voting right in the resolutions of Braskem’s General Meetings as if the Parties held directly the interest they hold indirectly in Braskem. As applicable, the basic principles listed in this Clause 2.1, as well as in the other clauses in this Shareholders’ Agreement, shall be observed as regards Braskem’s Controlled Companies.

Duties of the Board of Directors and the General Meeting
2.2

With due regard for the provisions of Braskem’s Bylaws, the new wording of which shall be approved by the Parties in a General Meeting to be specifically held within ninety (90) days counted from the date of the signature of this Shareholders’ Agreement, any and all matters that are incumbent upon or, in any way, deliberated by the General Meeting or by the Board o Directors of the Companies shall be subject to a consensual decision of the Parties.

2.3	It is incumbent upon the Board of Directors of BRK and Braskem, besides such other attributions that are set forth by law or by the respective bylaws, to deliberate on the following matters:
(i)

the creation or granting of call and put options by BRK or Braskem and/or Braskem’s Controlled Companies, in the latter case, as long as such creation or granting results in the admission of a new shareholder (other than another Braskem’s Controlled Company) in such Braskem’s Controlled Company;

(ii)	approval of share repurchase program of BRK, Braskem or Braskem’s Controlled Companies which are publicly held companies;
(iii)	participation by BRK, Braskem or Braskem’s Controlled Companies in corporations, partnerships, profit or nonprofit organizations, or consortiums;
(iv)

free lease, disposal, assignment or transfer of noncurrent assets of Braskem or any Braskem’s Controlled Company in operations that encompass, per operation or collectively by fiscal year, amounts higher than ten percent (10%) of Braskem’s noncurrent assets, pursuant to the latest balance sheet disclosed;

(v)

free lease, disposal, chattel mortgage, usufruct, creation of collateral of any nature, assignment and/or transfer of noncurrent assets of BRK (registered in the accounting section “investments”), except if in consonance with any BRK’s Permitted Transfer;

(vi)

purchase of properties for the noncurrent assets (registered in the section “investments”) of BRK or for the noncurrent assets of Braskem or any Braskem’s Controlled Company, and in the case of Braskem or any Braskem’s Controlled Company only in operations that encompass, per operation or collectively per fiscal year, amounts higher than thirty percent (30%) of Braskem’s noncurrent assets, pursuant to the latest balance sheet disclosed;

(vii)

creation of lien, disposal or chattel mortgage of noncurrent assets of Braskem or any Braskem’s Controlled Company in operations that encompass, per operation or collectively per fiscal year, amounts higher than twenty percent (20%) of Braskem’s noncurrent asset, pursuant to the latest balance sheet disclosed, or higher than three hundred and fifty million reais (R$ 350,000,000.00), provided that such limits do not apply to the creation of lien, assignment or chattel mortgage by Braskem or any Braskem’s Controlled Company, of any noncurrent assets effected to guarantee (a) the financing of such property’s acquisition and (b) lawsuits filed by or against Braskem or Braskem’s Controlled Companies;

(viii)

approval of the acquisition of assets (excluding those that fall under item (vi) above) and the contracting of services of any nature by BRK, Braskem and Braskem’s Controlled Companies in annual amounts higher than two hundred million reais (RS 200,000,000.00), per contract or sequence of similar contracts within one single operation, in conformity with Braskem’s Business Plan;

(ix)

entering into of contracts, except for the supply of raw materials, between BRK or Braskem, or any Braskem’s Controlled Company on one side and, on the other side, any of the Parties, any administrator of BRK or of Braskem or Braskem’s Controlled Companies or the respective Related Parties, in amounts higher than five million reais (R$5,000,000.00) per operation or collectively higher than fifteen million reais (R$15,000,000.00) per fiscal year;

(x)	any motion that causes BRK or Braskem, on consolidated bases, to not meet any of the financial indexes listed in Exhibit 2.3(x) to this Shareholders’ Agreement;
(xi)	choice or replacement of the independent auditors of BRK, Braskem and Braskem’s Controlled Companies;

(xii)

granting of guarantees by Braskem, BRK or Braskem’s Controlled Companies for any amount in relation to obligations undertaken by a third party that is not a Braskem’s Controlled Company, except for the BRK Permitted Transfer set forth in Clause 7.14 and following clauses;

(xiii)	approval of operational or expansion investments by BRK, Braskem and Braskem’s Controlled Companies in an amount higher than one hundred million reais (R$ 100,000,000.00);
(xiv)	approval of proposals of general application policies, including taking out of insurance, by BRK and/or Braskem;
(xv)	issuance by BRK, Braskem or Braskem’s Controlled Companies of promissory notes regulated by the Securities Commission;
(xvi)	approval of the rules of procedure of the Board of Directors and its committees;
(xvii)	annual setting of the limits, per operation, within which the officers may take out loans or financings in the country or abroad; and
(xviii)

the exercise of voting rights by Braskem in the Braskem’s Controlled Companies about the matter set forth (a) in items (i), (ii), (iii), (vi), (vii) and (xi), in such cases, provided it represents the admission of a new partner other than Braskem and/or other Braskem’s Controlled Companies, (b) in item (v), provided the corporate name is changed, and (c) in items (ix) and (xii), all of Clause 2.4, always excepting the events of operations and transaction already approved by Braskem’s Board of Directors.

2.4	It is incumbent upon the General Meeting of BRK and Braskem, besides such other attributions that are set forth by law or by the respective bylaws, to resolve on the following matters:
(i)	change in the preferences, advantages and/or conditions of redemption or amortization of one or more classes of preferred shares in which BRK’s or Braskem’s capital stock is divided;
(ii)	creation of classes of preferred shares that are more favorable in relation to the existing classes;
(iii)	conversion of preferred shares into BRK’s and/or Braskem’s common shares;
(iv)	participation in group of companies, pursuant to the definition contained in Article 265 of the Corporation Law;

(v)	amendments to the bylaws of BRK or Braskem;
(vi)	increase or decrease of BRK’s or Braskem’s capital stock outside of the limits of the authorized capital, as well as redemption or amortization of the shares of BRK or Braskem;
(vii)	transformation, merger, spin-off, incorporation or capitalization of shares involving BRK and/or Braskem;
(viii)	increase or decrease of the number of members of BRK’s and Braskem’s Board of Directors;
(ix)	bankruptcy request, judicial and extrajudicial recovery of BRK or Braskem or, still, the winding-up, liquidation or lifting of the liquidation state of BRK or Braskem;
(x)	change in the dividend policy or the minimum mandatory dividend set forth in the bylaws of BRK or Braskem;
(xi)	issuance, by BRK or Braskem of debentures convertible into common shares or subscription bonds; and
(xii)	decision as to the delisting of shares or, if delisted, the obtainment of possible new registration of publicly-held company of Braskem.
2.5.	Braskem’s Business Plan shall be approved by the simple majority of the members of its Board of Directors.
2.6.

The chairman of the General Meetings and of the meetings of the Board of Directors of any of the Companies, as the case may be, shall not compute a vote cast in violation of this Shareholders’ Agreement, pursuant to the Corporation Law. If there is no consensus, Odebrecht, on one side, and Petrobras System, on the other side, shall, as applicable, exercise or cause to be exercised, their respective voting rights, with the purpose of considering impaired the item of the agenda of the General Meeting or the meeting of the Board of Directors, until a consensus is obtained in relation to the matter or, if it is not legally possible to deem it impaired, to vote for the maintenance of the status quo.

2.7

If a Party has not attended the General Meeting, or if all of its directors, as indicated below, have not attended the meeting of the Board of Directors, the attending Party may individually resolve the matters that are the subject matter of the meeting, with no need for the other Party’s vote.

2.8

Should the Petrobras System hold a direct and/or indirect interest of less than thirty percent (30%) and higher or equal to eighteen percent (18%) of Braskem’s voting capital, the matters incumbent upon the General Meeting indicated in Clause 2.4, with no exceptions, and upon the Board of Directors indicated in Clause 2.3, with the exception of those indicated in items (iii), (xiii) and (xiv), shall continue to be the subject matter of a consensual decision between the Parties.

3.	ADMINISTRATION Governance
3.1

The Parties undertake to always exercise their respective voting rights in the General Meetings, and to cause the members of the Board of Directors, appointed by them, to always act in the Companies’ best interest. Besides, the Parties shall exercise their voting rights in the corporate resolutions, in order to cause the administration bodies of the Companies to act independently and loyally and to act with transparency and accuracy in the disclosures made to the market, so as to promote the appreciation of the Company’s assets and to grant further safety and transparency to the other Braskem shareholders.

3.1.1

The Parties further undertake to exercise their voting rights in the election of the members of the Board of Directors, and to cause the members elected by them to the Board of Directors to exercise their voting rights in the election of the members of the Executive Office, taking into consideration Braskem’s best interests, the personal and professional attributes, as well as the candidates’ technical and administrative abilities, in the form set forth in this Shareholders’ Agreement.

Election of the Members of the Board of Directors
3.2

The Parties undertake to exercise their voting rights so that (i) BRK’s Board of Directors shall be composed of ten (10) effective members and the respective alternates, and (ii) Braskem’s Board of Directors shall be composed of eleven (11) effective members and their respective alternates and, still, (iii) the Parties shall always be given the possibility to elect the greatest possible number of members of Braskem’s Board of Directors, which shall be previously appointed by the Parties, in order to characterize Braskem as a private open corporation.

3.2.1

The Parties shall cause BRK’s Board of Directors to be composed of effective members and alternates of Braskem’s Board of Directors, not considering possible effective members and alternates elected upon the exercise of any of the options set forth in Article 141 of the Corporations Law by the other Braskem shareholders, except for BRK.

3.2.2	While Petrobras System holds a direct and/or indirect interest representing, at least, thirty percent (30%) of Braskem’s voting capital:
(a)

Odebrecht shall be entitled to elect six (6) of the eleven (11) members of Braskem’s Board of Directors, and their respective alternates, and Petrobras System shall be entitled to elect four (4) of the eleven (11) members of Braskem’s Board of Directors, and their respective alternates;

(b)

If, in the election of the members of Braskem’s Board of Directors, the shareholders, except for BRK, exercise any of the options set forth in Article 141 of the Corporation Law, the Parties shall combine their votes in order to elect the largest possible number of members, ensuring, in this case, that the absolute majority of the seats in Braskem’s Board of Directors are Odebrecht’s; and

(c)

Odebrecht shall be entitled to elect six (6) of the ten (10) members of BRK’s Board of Directors, and their respective alternates, and Petrobras System shall be entitled to elect four (4) of the ten (10) members of BRK’s Board of Directors, and their respective alternates.

3.2.3	If Petrobras System holds a direct and/or indirect interest representing less than thirty percent (30%) and at least eighteen percent (18%) of Braskem’s voting capital:
(a)

Odebrecht shall be entitled to elect at least six (6) of the eleven (11) members of Braskem’s Board of Directors and their respective alternates, and, in compliance with the provisions of letter “b” below, Petrobras System shall be entitled to elect three (3) of the other members of Braskem’s Board of Directors and their respective alternates;

(b)

if, at the election of the members of Braskem’s Board of Directors, shareholders other than BRK and/or the Parties exercise any of the options set forth in Article 141 of the Corporation Law, the Parties shall combine their votes in order to elect the greatest possible number of members of Braskem’s Board of Directors, and at least six (6) of the members elected by the Parties and the respective alternates shall be elected by Odebrecht, and up to three (3) of the members elected by the Parties and the respective alternates shall be elected by Petrobras System; and

(c)

Odebrecht shall be entitled to elect seven (7) of the ten (10) members of BRK’s Board of Directors, and their respective alternates, and Petrobras System shall be entitled to elect three (3) of the ten (10) members of BRK’s Board of Directors and their respective alternates.

3.2.4

In any of the events set forth above, while Odebrecht holds a direct and/or indirect interest corresponding to fifty point one percent (50.1%) of Braskem’s common shares the election of members appointed by Odebrecht that represent at least the absolute majority of the members of Braskem’s Board of Directors shall always be ensured.

3.2.5

In any of the events set forth above, Odebrecht shall elect the president of the Companies’ Board of Directors, and Petrobras System, as long as it holds a direct and indirect interest higher than 18% of Braskem’s voting capital, shall elect the vice president.

3.2.6

The directors appointed by each of the Parties shall have the right to take part in all committees created by Braskem’s Board of Directors, and the accumulation of positions in more than one committee is forbidden. It shall be incumbent upon the president of Braskem’s Board of Directors to allocate the directors to each one of the committees, which shall take into account, for such purpose, the experience and specific skills of each director, vis-à-vis, the responsibilities of each committee.

3.2.6.1

Braskem shall always have a Committee of People and Organization that shall be responsible, among other responsibilities fixed by the Board of Directors, for analyzing, discussing and issuing an opinion about the proposal for the appointment of the officers set forth in Clause 3.10 below. While Petrobras System holds a direct and indirect interest equal to or higher than 30% in Braskem’s voting capital, the Committee of People and Organization shall be coordinated by one of the directors appointed by it. While Petrobras System holds a direct and indirect interest higher than or equal to eighteen percent (18%) of Braskem’s voting capital, it may appoint a member to the committee established in this Clause.

3.2.6.2

The Parties hereby agree that the Company shall maintain, during the term of effectiveness of this Shareholders’ Agreement, the following committees: (i) finance and investments, (ii) strategy and communication, and (iii) people and organization.

3.3

The Parties undertake to not appoint as a member of Braskem’s Board of Directors any persons who hold administrative positions (whether as director, officer, or any other position) in other competing petrochemical companies.

3.4	Each Party shall have the right to dismiss the members of the Board of Directors or their respective alternates, who have been appointed thereby and, if they so wish, to carry out their replacement.

3.4.1	The other Party undertakes to cause the deliberation as to dismissal and/or replacement to be implemented.
Election of the Members of the Executive Office
3.5

Without prejudice to the provisions in Clause 2.1, which provides for the guidelines regulating the exercise of the voting rights, the Parties undertake to cause Braskem to have an Executive Office composed of the best professionals available, having renowned competence to exercise their jobs. In the process of choosing, professionals belonging to the staff of the Parties, Controlling Companies, Controlled Companies and affiliates, and professionals belonging to the staff of Braskem itself shall be admitted, among the candidates, besides professionals from the market who fulfill these requisites.

3.6

Braskem’s Executive Office shall be composed of seven (7) officers appointed pursuant to the bylaws, including the Chief Executive Officer, the Chief Financial Officer and the Investment and Portfolio Officer, for a term of office of three (3) years.

3.7

The process of selecting Braskem’s Chief Executive Officer shall be directly conducted by the Board of Directors. The name to be considered by the Board of Directors for the position of Chief Executive Office of the Company shall be submitted by shareholder Odebrecht, and the Parties shall cause the members of the Board of Directors appointed by them to vote so as to ratify the appointment made by shareholder Odebrecht.

3.8

The Officer responsible for Braskem’s financial area shall be chosen by the Chief Executive Officer from among the members of the three-name list presented by Odebrecht, and the Parties shall cause the members of the Board of Directors appointed by them to vote so as to ratify the choice made by the Chief Executive Officer.

3.9

The Officer responsible for Braskem’s Investment and Portfolio area shall be chosen by the Chief Executive Officer from among the members of the three- name list presented by Petrobras System, and the Parties shall cause the members of the Board of Directors appointed by them to vote in order to ratify the choice made by the Chief Executive Officer.

3.10

The process of selecting the candidates to the other positions of the Executive Office appointed pursuant to the bylaws shall be conducted by Braskem’s Chief Executive Officer, who shall submit the proposal of the Executive Office’s composition to the Chairman of the Board of Directors, and it shall be submitted, afterwards, to an analysis by the Committee of People and Organization. The Committee of People and Organization shall evaluate the proposal for the composition of the Executive Office in a specific meeting and shall send it with its opinion containing the registration of the positioning of each member of the Committee of People and Organization about the subject to Braskem’s Board of Directors.

3.10.1

The filling of each position of the Executive Office that is the subject matter of Clause 3.10 shall count, at the first voting, on the approval by the qualified majority of nine (9) votes in the Board of Directors. If the qualified quorum of approval is not reached in the first voting, the Chief Executive Officer shall appoint a new candidate for a second voting, who shall also be elected if approved by the qualified majority of nine (9) votes. If the qualified quorum of approval is once again not reached, the Chief Executive Officer shall appoint a new candidate for a third voting, who shall also be approved by a qualified majority of nine (9) votes. After the third vote, if the qualified quorum of nine (9) votes is once again not reached, the Chief Executive Officer shall appoint a new candidate to the position of Officer, who may not be any of the three (3) names over which there was no previous approval, and who shall be approved  by the absolute majority of the members of the Board of Directors, respecting the criteria agreed upon by the Parties, including, but not limited to, the ones established in Clause 3.5.

3.11

With the exception of the Chief Executive Officer, the Chief Financial Officer, and the Investment and Portfolio Officer, whose reelection shall observe the same rules applied to their respective elections, the reelection of the other Officers for a new term of office shall observe the qualified quorum of nine (9) votes of the Board of Directors, observing the provisions below.

3.11.1.

The reelection mentioned in Clause 3.11 above shall rely on a proposal by the Chief Executive Officer to the Board of Directors which, in turn, shall be based on the opinion by the Committee of People and Organization about the performance evaluation of each Officer that is conducted by the Chief Executive Officer.

3.11.2

Despite the provisions in Clause 3.11 above, if recommended by the Chief Executive Officer, the Officers may be reelected once. The reelection shall be approved by simple majority by the Board of Directors. After the first reelection, if the Chief Executive Officer recommends a new reelection, the process set forth in Clause 3.11 above shall be observed.

3.12

The Chief Executive Officer may submit at any time to the Board of Directors a proposal for dismissal of any Officer of the Company, which shall be analyzed by the Committee of People and Organization. The proposal for dismissal shall be approved by the simple majority of the Board of Directors. In such case, the process of replacement of the Officer shall observe the rules and procedures established for the appointment of the replaced Director.

3.13	It shall be incumbent upon the Committee of People and Organizations to propose to the Board of Directors the criteria for the evaluation of the Officers.
3.14

If Petrobras System comes to hold a direct and indirect interest of less than thirty percent (30%) of Braskem’s voting capital, the rules set forth in Clauses 3.6, 3.8, 3.9, 3.10.1. 3.11, and 3.11.2 shall no longer apply, and the entire Braskem’s Executive Office shall be elected by the majority of votes of its Board of Directors.

3.15

BRK’s Executive Office shall be composed of five (5) officers appointed pursuant to the bylaws, for a term of office of three (3) years, three (3) members being appointed by Odebrecht and two (2) members being appointed by Petrobras System. All acts or documents that bind BRK must be performed and/or signed by at least two (2) Officers, and one must necessarily be appointed by Odebrecht and another by Petrobras System, and the bylaws must be altered to establish such fact.

4.	FISCAL BOARD
4.1	The Fiscal Board of Braskem shall be made up of five (5) members and their respective alternates, and shall operate on a permanent basis.
4.2

As long as the Petrobras System holds a direct and indirect participation in the voting capital of Braskem, which is equal to or in excess of thirty percent (30%), the Parties shall be ensured the right to elect most of the members of Braskem’s Fiscal Board pursuant to the terms of item "b" of paragraph 4 of Article 161 of the Corporation Law, and each of Odebrecht and the Petrobras System shall be entitled to elect two (2) members of the Fiscal Board, with the Petrobras System having the right to appoint its chairman.

4.2.1.

If the Petrobras System is to hold a direct and indirect participation in the voting capital of Braskem lower than thirty percent (30%) and exceeding eighteen percent (18%), the Petrobras System shall be ensured the right to elect two (2) members of Braskem’s Fiscal Board, provided that Odebrecht shall be ensured the right to elect the majority of its members.

4.3

The Parties undertake not to appoint as a member of the Fiscal Board of Braskem any persons holding management positions (whether as a director, officer or any other position) in competing petrochemical companies.

5.	PRELIMINARY MEETINGS

5.1

The resolutions that are the subject matter of the Annual and/or Extraordinary General Meeting or of the Board of Directors’ Meeting of Braskem may be preceded by a resolution of the Parties at a Preliminary Meeting, upon request by any of the Parties within forty-eight (48) hours of the call notice regarding the Annual and/or Extraordinary General Meeting and/or of the Board of Directors’ Meeting of Braskem, under the terms of Clause 5.2, at the convenience thereof.

Representation of the Parties
5.1.1

Each Party shall have at least one (1) representative present at the Preliminary Meetings ("Representatives"), under the terms of this Shareholders’ Agreement, the Representatives being reserved the right to be accompanied by assistants. Notwithstanding this fact, Odebrecht shall be entitled to one (1) vote at the Preliminary Meetings and the Petrobras System shall be entitled to one (1) vote at the Preliminary Meetings, irrespective of the number of Representatives attending the meeting.

5.1.1.1

The Representatives shall be appointed by one Party to the other as per the notices contained in Clause 10.1 below. Any of the Representatives may be replaced at any time by the Party that appointed him/her, and such Party shall notify the other Party about the replacement also in the form of the notice set out in Clause 10.1.

Call Notice
5.2

The Parties agree and acknowledge that the resolutions that are the subject matter of an Annual and/or Extraordinary General Meeting or of a meeting of the Board of Directors of Braskem may be preceded by the Parties’ resolution at a Preliminary Meeting, upon request by any of the Parties, within forty-eight (48) hours counted from the call notice regarding the Annual and/or Extraordinary General Meeting or a meeting of the Boards of Directors of the Companies.

5.2.1

Should it be necessary, the Parties may request such additional information, documents and/or clarifications as they shall deem necessary to define the voting orientation within the scope of the Preliminary Meeting.

5.2.2

Any of the Parties may, upon written notice to Braskem and to the other Parties within forty-eight (48) hours counted from the call notice regarding the Annual and/or Extraordinary General Meeting and/or the meeting of the Board of Directors of Braskem under the terms of Clause 10.1, call a Preliminary Meeting establishing the items of the agenda of the meeting of the Board of Directors or the General Meeting, shall be analyzed and resolved by the Parties at the Preliminary Meeting.

5.2.3

Whenever convened, the Preliminary Meetings preceding the Annual and/or Extraordinary General Meetings shall always be held within forty-eight (48) hours before the date of the Annual and/or Extraordinary General Meeting in reference, and shall always be held at the same place and time of the respective Annual and/or Extraordinary General Meeting, unless otherwise agreed in writing by the Parties.

5.2.4

Whenever convened, the Preliminary Meetings preceding the Board of Directors’ meetings shall be held within forty-eight (48) hours counted from the date of the Board of Directors’ Meeting in reference, and shall always be held at the same place and time of the respective Board of Directors’ Meeting, unless otherwise agreed in writing by the Parties.

5.2.5

If a Preliminary Meeting duly convened is not attended by one (1) Representative of the Petrobras System or one (1) Representative of Odebrecht, a new Preliminary Meeting shall be automatically convened to be held on the first business day following the day set in the original call notice for the Preliminary Meeting, at the same place and time. This Preliminary Meeting shall be installed at second call, and shall take resolutions with any quorum. The Parties shall be required to follow the voting orientation of the Party whose Representative of the Petrobras System and/or Representative of Odebrecht was present at the Preliminary Meeting.

5.2.6

The Parties hereby agree that the Preliminary Meetings may be held by teleconference or videoconference, subject to the provisions set out in this Clause 5.2, in which case the Party shall sign the minutes of the Preliminary Meeting by fax or similar means.

Installation and Resolution
5.3

Subject to the provisions in Clause 5.2.5 above, the Preliminary Meetings, when convened, may only be validly installed and take effective resolutions with the presence of at least one (1) Representative of the Petrobras System and one (1) Representative of Odebrecht, and minutes of the meetings shall be issued and signed by the attendees and shall serve as a final commitment of the position to be likewise adopted by the Parties in the respective resolution, at an Annual and/or Extraordinary General Meeting or at the Board of Directors’ meeting, as applicable.

5.3.1

In the impossibility of participation of its Representative, any Party may forward its vote in writing regarding the matters scheduled for discussion and resolution at any Preliminary Meeting, in which case such Party shall be considered present at the respective Preliminary Meeting.

5.3.2

The resolutions shall be considered approved with the favorable vote of both Parties (Petrobras System, on one side, and Odebrecht, on the other side). The decisions taken at the Preliminary Meetings shall constitute voting agreements and shall bind the vote of the Parties in the respective Annual and/or Extraordinary General Meetings and the voting orientation of the members of the Board of Directors, and such voting agreements shall be strictly observed by Braskem and Braskem’s Controlled Companies, pursuant to the Corporation Law.

5.3.3

The Parties undertake to have their positions and votes at the Preliminary Meetings guided by the directives listed in Clause 2.1, seeking at all times to reach a common agreement, according to the interests of Braskem and guided by the principles of reasonableness and good faith, it being certain that the votes cast by the Parties shall always be expressed and accompanied by a well- grounded justification.

5.4	The chairman of the General Meetings and of the Board of Directors’ meetings shall not compute the vote cast in violation of this Shareholders’ Agreement, pursuant to the Corporation Law.
6.	SETTLEMENT OF DISPUTES
6.1

If the Parties or their directors indicated and elected pursuant to Clauses 3.2, 3.3 and 3.4 above do not reach a consensus regarding any matter that is subject to resolution by agreement of the parties hereunder (“Controversy”), the Parties shall exercise their respective voting rights with the purpose of judging impaired such item of the agenda for the works of the General Meeting or the Board of Directors’ meeting, and the other matters, should there be any and if there is consensus about them, shall be resolved.

6.1.1	In the event established in Clause 6.1 above, the Parties shall exert their best efforts to pursue a settlement for the Controversy, with due regard for the following:
(i)

up to the fifth (5th) business day following the meeting of the Board of Directors or the General Meeting in which the Controversy occurred ("Event of Controversy"), any of the Parties may call a meeting with the representatives indicated by the Parties, at the discretion of Braskem in São Paulo (or at any other place that may be agreed in this way), within at most ten (10) days as from the call notice date, so as to reach a consensus on the matter ("Subsequent Meeting");

(ii)

should the Controversy persist, any of the parties may convene, within five (5) business days counted from the meeting mentioned in item (i) above, a new meeting which is to be held at the Braskem offices in São Paulo (or at any other place thus agreed) between the chief executive offices of Odebrecht and the president of Petrobras, who, in view of the objectives and interests of Braskem, shall exert their best efforts to reach an agreement within ten (10) business days counted from the Subsequent Meeting. The Parties may, by mutual agreement, extend the term mentioned herein for conclusion of the discussions regarding the matter;

(iii)

if a consensus is reached (in the form of a written instrument subscribed by both Presidents), the Parties shall immediately convene, or cause to be convened, a new General Meeting or meeting of the Board of Directors of the Companies, as applicable, in order to resolve again, as agreed, the matter that caused the Controversy; and

(iv)

if, on the other hand, the time limit established in items (i) and (ii) above (or any extension thereof, if so agreed by the Parties) has expired without the Parties having settled the Controversy, any of the Parties may notify the other Party, under the terms set out in Clause 10.1 below, and within the period of up to sixty (60) days after the lapse of such periods, informing the existence of a deadlock ("Deadlock").

6.1.2

In the occurrence of a Deadlock as per Clause 6.1.1(iv) above, any of the Parties ("Notifying Party") may notify the other Party ("Notified Party") about its intention to transfer all of its Shares to a third party. The Notifying Party and the Notified Party shall fully comply with the following procedures:

(i)

The Notifying Party shall notify the Notified Party, in writing, of its intention ("Notice of Sale Intention"), and such Notice of Sale Intention shall contain information on the intended offer, including but not limited to, the general terms and conditions of the intended offer, the intended price and the other payment conditions.

(ii)	The Notice of Sale Intention shall be sent to the Notified Party, as per the procedure set out in Clause 10.1 below and shall be considered received under the terms of Clause 10.1.1 below.
(iii)	The Notified Party shall have sixty (60) days as from receipt of the Notice of Sale Intention, to:

(A)

exercise its right to (i) acquire the offered Shares in the same conditions as the Notice of Sale Intention and without any modification or addendum, or (ii) appoint a third party to acquire all of the offered Shares, whereupon such appointment shall be accompanied by the unconditional consent of such third parties with the terms and conditions of the Notice of Sale Intention; or

(B)	express its interest to include its own Shares in the sale transaction that the Notifying Party may perform with a third-party acquirer, as provided for in Clause 7.12 (Tag Along Right).
(iv)

Upon receipt by the Notifying Party of the manifestation sent by the Notified Party that all of the Shares offered shall be acquired by it, the Notifying Party shall convene, in writing, at least ten (10) business days in advance, the Notified Party to appear, at a determined date and time, in the place to be determined in this call notice, so that the transfer of the offered Shares be effected.

(v)

If, at the scheduled date and time, the Notified Party fails to appear in the place indicated in the call notice established in Clause 6.1.2(iv) above in order to consummate the transfer of the offered Shares, such absence shall be considered, for all purposes, as an express manifestation by the absent Party of its waiver of the right set out in this Clause 6.1.1, when the provisions of Clause 6.1.2(vi) below shall automatically apply.

(vi)

If the Notified Party fails to acquire the offered Shares within the time limits established in the previous clauses, the Notifying Party may dispose of such Shares to a third-party purchaser within the period of at most three hundred and sixty (360) days, on the same conditions and for a price that is equal to or higher than the price of the Notice of Sale Intention.

(vii)

In the event the disposal to a third party is not completed within the period of three hundred and sixty (360) days established in Clause 6.1.2(vi) above, the Notifying Party shall lose the right to offer its Shares on the conditions of this Clause 6.1, without prejudice to the right to initiate a new transfer process, according to the provisions in Clauses 7.5 and 7.6.

6.1.3

If during the implementation of the above procedure any resolution is taken at the General Meeting or the meeting of the Board of Directors of the Companies, the Shareholders and/or their directors appointed and elected pursuant to Clauses 3.2 to 3.4 above shall be required to vote so as to remove from the agenda the matter about which no consensus was reached, so that such matter is resolved only and exclusively after the above procedure has been executed, or should it not be possible, to vote for the maintenance of the status quo.

7.	RIGHTS TO MAINTAIN THE SHAREHOLDING PROPORTION, RIGHT OF FIRST REFUSAL AND TAG ALONG RIGHT
Re-equalization Right due to Dilution
7.1

In the event of direct or indirect dilution of the proportional participation of common shares between the Petrobras System and/or Odebrecht, as applicable, in the voting capital of Braskem in view of the corporate transactions in which no preemptive right has been assured to the shareholders of Braskem to keep their proportion in the voting capital of Braskem, including, but not limited to, the merger of companies into Braskem and the conversion of preferred shares into common shares ("Event of Dilution"), it is hereby agreed that the Party that had its proportional participation diluted in relation to the other Party shall have the right, but not the obligation, to maintain the direct and indirect participation in the voting capital of Braskem it held immediately prior to the Event of Dilution, as provided for herein ("Re-equalization").

7.1.1

The Diluted Party may notify the Diluting Party, within ninety (90) days as from the date of the Event of Dilution in reference, communicating that it wishes to acquire, in accordance with the procedure set out below, part of the Shares held by the Diluting Party, as a way to exercise the Re-equalization.

7.1.2

Once the Re-equalization process has started, the Parties agree to negotiate in good faith the form, terms and prices for Re-equalization, having the period of sixty (60) days counted from receipt of the notice set out in Clause 7.1.1 to exert their best efforts to implement the Re-equalization in the less burdensome way possible for each of the Parties.

7.1.3

Until the Re-equalization is effected or the period for exercise of the Re- equalization has expired, as the case may be, without exercise of the Re- equalization, whichever occurs first, the Parties shall keep the political rights they had before the Event of Dilution, as if such Event of Dilution had not happened, but not the equity and/or economic rights already declared and/or paid until the date of Re-equalization.

7.1.4

In no event may the Re-equalization right be invoked by any Diluted Party as a result of the foreclosure on any in rem guarantee that such Diluted Party has created, or caused BRK to create, in favor of third parties, pursuant to Clauses 7.13 and 7.14 below.

7.2

If, immediately after the merger of shares of Quattor Participações S.A. into Braskem (“Merger of Shares”) and the subsequent equalization, the Petrobras System shall hold, directly and indirectly, a share interest of less than thirty percent (30%) of the voting capital of Braskem, Odebrecht agrees and acknowledges that the Petrobras System will continue to exercise all of its political rights set out in this Shareholders’ Agreement, as if it had a direct and indirect share interest in the voting capital of Braskem in excess of thirty percent (30%), during a period of five (5) years as from completion of such  equalizations or until the Petrobras System exceeds such percentage of thirty percent (30%), whichever occurs first.

7.3

As of this date and until consummation of the Merger of Shares and the subsequent equalization, Odebrecht and the Petrobras System shall maintain and exercise their political rights in BRK and in Braskem, as established in this Shareholders’ Agreement, as if Odebrecht held a direct and indirect share interest equivalent to fifty point one percent (50.1%) of the voting capital of Braskem and the Petrobras System held a direct and indirect share interest in excess of thirty percent (30%) of the voting capital of Braskem.

Joint Purchase Right
7.4

Except for the Re-equalization cases, if any of the Parties acquires, directly or indirectly, any Shares or rights to subscribe for the Shares before third parties, such Party shall offer to the other Party, for the same purchase price, plus Interest as established in Clause 7.4.4 below, within sixty (60) days as from the purchase date in reference, in accordance with the procedure set out in the clauses below and subject to the same terms and conditions of such purchase, part of such common shares that have been acquired in order to keep the same direct and/or indirect proportion of the common shares issued by Braskem and held by the Parties, existing among their respective participations at the time of the purchase.

7.4.1

Notwithstanding the provisions in Clause 7.4 above, each of the Parties agrees to exert its best efforts to give BRK the opportunity to effect such purchase directly instead of buying common shares issued by Braskem or rights to subscribe for such common shares.

7.4.2

It is understood that the obligation to offer the Shares acquired as established above also affects the transactions carried out by the Parties’ Affiliates, as well as their successors, so that the Parties shall have full access to the acquisition of the Shares and may keep the respective proportions.

7.4.3

In the event contemplated by this Clause 7.4, the purchasing Party shall send to the other Shareholder, within the period established in the main section of this Clause, a notice informing about the execution of a purchase transaction under the terms of this Clause 7.4, informing the terms and conditions of such purchase, as well as the price paid per share and the payment conditions. The other Shareholder shall have thirty (30) days after it receives such notice to exercise its right set out in this Clause 7.4. When ascertaining the price per share, the price shall be adjusted so as to reflect any and all distributions of dividends and/or interest on net equity declared or paid in relation to the shares to be transferred.

7.4.4

In the cases where the price per share is not established, such as the indirect purchase of the Shares involving the purchase of other assets, or furthermore, the purchase of the Shares through a corporate reorganization, the price shall be ascertained by an appraisal carried out within thirty (30) days as from manifestation by the other Shareholder of its intention to exercise the purchase right, within the period set out in Clause 7.4.3 above, by two (2) specialized companies, investment banks, or internationally renowned first-tier consulting companies, each to be chosen and compensated by one Party (Petrobras System, on one side, and Odebrecht, on the other side), applying the criterion called "discounted cash flow" contained in a report that satisfies the requisites of paragraph 1, of article 8 of the Corporation Law, taking into account certain criteria adopted worldwide in the petrochemical sector for the companies, projects or undertakings whose nature and size are similar to those of Braskem, which shall be substantiated in the appraisal report.

7.4.5

If the appraisals referred to in Clause 7.4.4 show different amounts among themselves by less than ten percent (10%) in relation to the highest amount, the price shall be the average of both appraisals. If the appraisals show different amounts among themselves by more than ten percent (10%) in relation to the highest amount, the price shall be determined within thirty (30) days by a specialized company (investment banks or internationally renowned first-tier consulting companies) chosen by mutual agreement of the Parties, and the price shall be that ascertained by such third company; however, the price shall not exceed the highest amount of the aforementioned appraisals, nor lower than the lowest amount of such appraisals. In the absence of an agreement as to the third company in five (05) days after completion of the latest appraisal set out in Clause 7.4.4. the Parties shall submit the matter to the arbitration established in Clause 11.2 and following clauses.

7.4.6

Until the Shares are actually transferred, or upon expiration of the term for exercise of the right set out in Clause 7.4.3 or 7.4.4. as applicable, without such right having been exercised, whichever occurs first, the Parties shall keep the political rights they had before the purchase of the new Shares by the other Party, as if it had not happened, but not the equity and/or economic rights already declared and/or paid until the date of transfer of the Shares.

7.4.7

The transfer of Shares by the purchasing Party to the other Shareholders that have exercised the right established in this Clause 7.4 shall be made within ten (10) days counted from (i) the receipt of the notice of exercise established in Clause 7.4.3 above, or (ii) the date of determination of the purchase price, in the event established in Clause 7.4.4 above.

7.4.8

The purchase price (except in the case established in Clause 7.1.2) of the Shares of the purchasing Party to be paid by the other Shareholder under the terms of Clause 7.4 shall be accreted of Interest corresponding to the period between the date of payment of the purchase price of the common shares by the purchasing Party to the third seller, and the date of actual payment of the purchase price by the other Shareholders to the purchasing Party. When determining the price per share, such price shall be adjusted so as to reflect any and all distributions of dividends or interest on net equity declared or paid in relation to the shares to be transferred.

Right of First Refusal
7.5

The Parties grant each other the right of first refusal to purchase the Shares or the preemptive right to subscribe for new Shares held by the other Party, should any of the Parties intend, in any way or form, directly or indirectly, to dispose of, totally or partially, its ownership interest in the voting capital of Braskem upon, in any event, a firm good-faith offer made by a third party, subject only to this right of first refusal.

7.5.1

In the event of disposal of an indirect ownership interest in the voting capital of Braskem, the Parties shall take the procedures set out in Clauses 7.4.3 and 7.4.4 to determine the value to be used to exercise the right of first refusal.

7.5.2

As an exception to the rule of possible partial disposal established in Clauses 7.5 and 7.6 of this Agreement, Odebrecht may only dispose part of its Shares, provided it maintains, directly and/or indirectly, a minimum percentage of fifty point one percent (50,1%) of the voting capital of Braskem.

Exercise Procedure of the Right of First Refusal
7.6

In the cases contemplated by Clause 7.5 above, if any of the Parties ("Assigning Shareholder”) has received a good-faith firm offer to dispose of in any way, totally or partially, its Shares, the Assigning Shareholder shall notify the other Party (Odebrecht, on one side, and the Petrobras System, on the other side), in writing, of its intention ("Notice of Sale"), and such Notice of Sale shall contain information concerning the firm offer and subject only to the right of first refusal, including, but not limited, the identification of the good-faith third party (including that of its controlling shareholders, if any), the number of the offered Shares, the general terms and conditions of the offer, the offered price, and the payment conditions.

7.6.1	The Notice of Sale shall be sent to the other Party, as per the procedure established in Clause 10.1 below and shall be received pursuant to the terms of Clause 10.1.1 below.
7.6.2	The Party that receives the Notice of Sale shall have a period of sixty (60) days as from receipt of the Notice of Sale, to exercise:
(A)

its right of first refusal established herein, and on the same conditions as the Notice of Sale, and without any modification or amendment, (i) to acquire all of the offered Shares, or (ii) to appoint a third party to acquire all of the offered Shares, whereupon such appointment shall be accompanied by an unconditional consent of such third party to the terms and conditions of the Notice of Sale; or

(B)	its Tag Along Right, as established herein.
7.6.3

Where the Assigning Shareholder has received the other Party’s manifestation that all of the offered Shares will be acquired by it, it shall call in writing and at least ten (10) business days in advance the other Party that wishes to acquire the offered Shares so that, at the established date and time, it appears at the place to be determined in such call, in order to effect the transfer of the Shares.

7.6.4

If, at the established date and time, the purchasing Party fails to appear at the place indicated in the call provided for in Clause 7.6.3 above in order to consummate the transfer of the offered Shares, such absence shall be considered, for all effects, as an express manifestation, by the absent Party, of its waiver of the right contemplated by this Clause 7.6, whereupon the provisions in Clause 7.7 below shall automatically apply.

7.7

If the other Party fails to acquire the offered Shares within the periods established in the previous Clauses, the Assigning Shareholder may dispose them to the good-faith third party indicated in the Notice of Sale, within at most ninety (90) days, on the same conditions and for a price that is equal to or higher than the price of the Notice of Sale.

7.8

If the disposal to the good-faith third party is not completed within the period of ninety (90) days established in Clause 7.7 above, and if the Assigning Shareholder wishes to dispose of its respective Shares again, the procedure indicated in Clauses 7.6 and 7.7 above shall be observed once again, since it will be a new and distinct disposal that may only be contracted after the new offer of disposal, so that the right of first refusal of the other Party(ies) is fully assured.

Effects of the Disposal of Shares to Third Parties

7.9

The third party, or the group of third parties, purchasing all of the Shares held by Odebrecht, which represents the purchase, in one or more transactions, of the direct and/or indirect Control of Braskem, shall be required to adhere to this Shareholders’ Agreement during the remaining effective term of this Shareholders’ Agreement, and it shall declare, in writing, to be capable, either directly or through its Affiliates, of assuming and keeping any and all rights, benefits, liabilities and obligations of Odebrecht in this Shareholders’ Agreement, and, in such case, the third-party purchaser shall expressly, unconditionally and unrestrictedly assume the rights and obligations set out herein, as a condition precedent to the purchase of the Shares by the third party or group of third parties.

7.10

The third party, or group of third parties, purchasing all of the Shares held by the Petrobras System in Braskem shall have the right to enter into with Odebrecht a shareholders’ agreement, during the remaining effective term of this Shareholders’ Agreement, which shall assure to the new shareholder certain rights representing the position of relevant minority shareholder of Braskem, under the terms of the draft contained in Exhibit 7.10 ("Original Shareholders’ Agreement"), and, provided it exercises such right, it shall declare in writing  that it is capable, either directly or through its Affiliates, of assuming and keeping any and all rights, benefits, liabilities and obligations set out in the Original Shareholders’ Agreement.

7.11

In the event of disposal to a third-party purchaser or group of third parties as a result of a Deadlock, the third party or group of third parties shall have the right (in the event of disposal by the Petrobras System) or an obligation (in the event of disposal by Odebrecht), to sign the Original Shareholders’ Agreement with the Remaining Shareholder, for the remaining effective term of this Shareholders’ Agreement.

Tag Along Right
7.12

The Party that receives the Notice of Sale ("Remaining Shareholder”) shall be ensured the right to demand such disposal of Shares by the Assigning Shareholder to encompass the Shares then held by the Remaining Shareholder (“Tag Along Right"), proportionally to the amount of the Assigning  Shareholder, in case the sale to the good-faith third party indicated in the Notice of Sale is consummated.

7.12.1

In the event of indirect disposal of the ownership interest, the purchase price of the Shares held by the Remaining Shareholder shall be determined through the procedures established in Clauses 7.4.3 and 7.4.4 above.

7.12.2

If the Remaining Shareholder exercises the Tag Along Right, such Remaining Shareholder shall fully adhere to the terms and conditions of sale that are contracted by the Assigning Shareholder and indicated in the Notice of Sale. The exercise of the Tag Along Right shall be irreversible and irrevocable. All costs and expenses incurred with the preparation and actual disposal, including legal and professional fees, provided they have been previously approved in writing by the Remaining Shareholder, shall be apportioned by the Shareholders in the proportion of the amount received thereby as a result of the disposal.

7.12.3

If the Remaining Shareholder exercises the Tag Along Right, such Remaining Shareholder shall take, or cause to be taken, the procedures that are necessary or reasonably advisable to consummate the sale of its Shares under the terms of this Clause simultaneously to the disposal by the Assigning Shareholder.

Creation of Liens
7.13

The Parties shall not establish any in rem right, including, but not limited to, any statutory lien over the Shares, as defined in this Shareholders’ Agreement, nor shall they create any beneficial ownership over the Shares in favor of third parties, except for the creation of in rem guarantees as provided for in the Clause below:

7.14

Odebrecht and/or Petrobras System ("Guarantor Party") may pledge all or part  of the Shares held thereby, and alternatively, request BRK to pledge a number of its common shares issued by Braskem and/or to conditionally sell its class A preferred shares issued by Braskem (as long as it holds them) and/or to give as guarantee, including through conditional sale, the revenue of dividends and/or interest on net equity now or hereafter received from Braskem ("Revenue"), always in proportion to the direct ownership interest of Odebrecht and/or the Petrobras System in the capital of BRK, provided such guarantee over the Revenue has no negative impact on the distribution of dividends or interest on net equity for the Non-guarantor Party, as defined below. Such guarantees provided in accordance with the investment decisions and business plans of Odebrecht and the Petrobras System in relation to any areas of performance contained in the respective activities portfolios and preferably related to Braskem’s activities.

7.14.1

In the cases established in Clause 7.14, the beneficiaries of the pledge over the common shares of Braskem shall declare that they are aware of the existence and content of this Shareholders’ Agreement, and shall first undertake before the Parties to observe the Right of First Refusal and/or the Tag Along Right of the Party that has not requested the creation of the in rem guarantee ("Non- guarantor Party”) according to this Clause 7  of  the Shareholders’  Agreement, at the time of the possible foreclosure on the guarantee.

7.14.2

Additionally, neither Odebrecht nor the Petrobras System may pledge, totally or partially, their BRK Shares, and cumulatively, request BRK to pledge its Braskem Shares proportionally to its Shares in the capital of BRK.

7.14.3

The authorization provided for in Clause 7.14 related to the pledge of the Shares held by BRK shall be conditioned to: (i) the total number of preferred and common Shares of Braskem held directly by the respective Guarantor Party, being already pledged, (ii) all of the class A preferred shares of Braskem held by Odebrecht through BRK being already pledged, (iii) the Guarantor Party determining in the pledge agreement, the obligation of the respective creditor(s) to comply and cause compliance by any third party purchaser with the Right of First Refusal and/or Tag Along Right of the Non-guarantor Party, and (iv) the form established for the foreclosure on such guarantees not presenting any Encumbrances for the Non-guarantor Party or, in case of existence of such Encumbrances, such Encumbrances not being fully guaranteed and/or indemnified by the Guarantor Party.

7.14.4

In the event of (i) creation of pledge over the Shares and/or other guarantees related to the Revenue as provided for in Clauses 7.14.1 and 7.14.2 above, and (ii) foreclosure on such guarantees by the respective creditor(s), and provided  the Non-guarantor Party has not exercised its Right of First Refusal and/or Tag Along Right, Odebrecht and the Petrobras System agree to implement any structure that may be agreed in the future between them with the purpose of balancing the Parties’ ownership interests in the capital of BRK, so that the percentage of indirect corporate ownership interest of the Non-guarantor Party in the voting capital of Braskem remains unchanged in view of the foreclosure on such guarantees.

7.14.4.1

The Non-guarantor Party shall be held harmless against any and all Losses and Encumbrances of any kind (including, but not limited to, the taxes levied on any capital gains), or third-party claim resulting from (i) foreclosure on the guarantee granted by the Guarantor Party, and (ii) implementation of the structure established in Clause 7.14.4.

7.14.4.2

If, within the period of thirty (30) days as from the date of beginning of foreclosure on the pledge and/or the guarantee in relation to the Revenue, Odebrecht and the Petrobras System fail to reach an agreement as to the best way of achieving the purpose established in Clause 7.14.4 as a result of the existence of any Encumbrances for the Non-guarantor party which are not fully secured and/or indemnified by the Guarantor Party, the Guarantor Party hereby grants, at no cost, to the Non-guarantor Party the right to buy, for the total amount of one real (R$1.00), a given number of common shares issued by BRK that is proportional to the number of common shares issued by Braskem and held by BRK, actually foreclosed, so that the percentage of indirect ownership interest of the Non-guarantor Party in Braskem shall remain unchanged in view of the foreclosure on the pledge.

7.14.4.3

If the Guarantor Party fails to comply with the obligation set out in Clause 7.14.4.2, the Non-guarantor Party shall have the right to execute and formalize any and all documents on behalf of the Guarantor Party so as to transfer, in the capacity of special and irrevocable attorney-in-fact of the Guarantor Party, according to the provisions of articles 660 and 683 of the Civil Code, to the Non-guarantor Party, the common shares of BRK under the terms of this Clause 7.14.4, as well as to cause the Guarantor Party and BRK, as applicable, to perform any and all acts that shall be required to implement such transfers. Therefore, the Parties expressly agree that this Clause 7.14.4.3 shall be considered as an instrument of appointment of attorney-in-fact as prescribed by article 653 and following articles of the Civil Code.

7.15

If, for any reason, an involuntary Encumbrance is created over all or part of the Shares of a Party, such Party hereby agrees and undertakes to exert its best efforts to remove such Encumbrance from the Shares within fifteen (15) days counted from the date of cognizance of the creation of such Encumbrance by the respective Party.

7.16

Subject to the provisions in Clause 7.4, regarding the acquisition of new Shares by the Parties, the rights of reequalization, joint purchase, right of first refusal and tag along and the restrictions to disposal, transfer or creation of liens on the Shares as provided for in this Shareholders’ Agreement shall not apply to the transactions between the Parties and their controlled companies (provided the respective Party shall hold, at all times, directly and/or indirectly, two thirds (2/3) of the voting capital of such controlled company), provided the purchaser, in case it is not a Party to this Shareholders’ Agreement, shall unrestrictedly, unconditionally and expressly adhere to this Shareholders’ Agreement, and the assigning Party shall remain jointly and severally liable with the assignee for the performance of the obligations assumed in this Shareholders’ Agreement. For the purposes of this Shareholders’ Agreement, the Affiliates that receive the Parties’ Shares under the terms of this Clause 7.15 shall be considered as Parties, whereupon the provisions regarding the Parties from which they received the Shares shall fully apply thereto.

7.17

For the purposes of this Shareholders’ Agreement, the transfer, on a conditional bases, of a common share in the capital of Braskem, held by the Parties, to each of the persons elected to make part of the Board of Directors shall not be considered as a disposal, transfer or creation of liens on the Shares, in compliance with the requisite set out in Article 146 of the Corporation Law.

7.18

Any disposal, transfer or creation of liens on the Shares, BRK securities convertible into Shares, rights to subscribe them and/or rights inherent thereto, which is made in violation of the provisions of this Shareholders’ Agreement, shall be considered to be null and void and without effect before BRK, Braskem and third parties, in which case the provisions in Clause 10.12 related to specific enforcement of this Shareholders’ Agreement shall apply, without limitation.

7.19

In the occurrence of any Permitted Transfer or another Event of Dilution established in this Shareholders’ Agreement, which results in the reduction of the direct and/or indirect ownership interest of Odebrecht in the voting capital of Braskem to a percentage lower than fifty point one percent (50.1%) of the voting capital of Braskem, the Parties undertake, before the immediately following Annual General Meeting his held, to conclude a good-faith negotiation about the new provisions regarding governance of the Companies, and which necessarily takes into consideration the new participation percentage of each Party in Braskem.

8.	CONFLICT OF INTERESTS/CONFIDENTIALITY
8.1

The Parties agree to keep strictly confidential and not to use or allow others to use, in companies in which they directly or indirectly participate, whether or not petrochemical companies, in any way or on any pretext, the Braskem confidential information (trade secrets), including, but not limited to, the financial, commercial, operational and strategic information to which they may have access.

8.2

The Parties agree not to assign to any position in the management bodies of any companies engaged in the Petrochemical Sector in which they have or shall have a direct or indirect participation, any individual that (i) is or has resigned, or has been dismissed from the position of member of the Board of Directors of Braskem less than six (6) months ago, or (ii) is or has resigned, or has been dismissed from the position of Officer of Braskem less than twelve (12) months ago. The Parties shall require confidentiality from their  appointed representatives exercising the management functions of Braskem.

9.	RIGHT OF FIRST REFUSAL REGARDING NEW OPPORTUNITIES IN PETROCHEMICAL BUSINESSES
9.1

In view of the interest of the Parties to cause Braskem to be their preferential platform for the development of activities in the Petrochemical Sector, with the consequent expansion of its efficiency and productive capacity, the Parties agree that an Opportunity (as defined below) in the Petrochemical Sector or in a Petrochemical Business (as defined below) shall be treated as follows:

Opportunity in the Petrochemical Sector
A.	Right of First Refusal in Relation to an Opportunity.
(i)

should one Party intend to carry out in the Petrochemical Sector an initiative, opportunity, undertaking, investment, or participation (except for the increase and decrease of the ownership interests currently held and the projects of the Petrochemical Complex of Rio de Janeiro – COMPERJ and the Petrochemical Complex of SUAPE), direct or indirect, in any corporate way, formalized as of the signature of this Shareholders’ Agreement (“Opportunity"),  which  coincides with the objectives described in Exhibit 9.1 (A) or in countries in which Braskem may act relevantly and diligently, the Party identifying the Opportunity ("Identifying Party") shall offer the Opportunity, under the right of first refusal regime, to Braskem. For the purposes of this Clause, an Opportunity shall be considered formalized when (x) in relation to a greenfield project, the FEL 3 phase has been concluded, and the final investment decision has been taken; and (y) in relation to a brownfield and/or acquisition project, the first binding document between the involved parties has been signed. Each of the Parties hereby represents to the others that it does not have any Opportunity falling under the above items.

(ii)

Whenever the Opportunity deals with a greenfield project and if Braskem understands that the Opportunity if of its interest, Braskem shall, within at most thirty (30) days counted from the formal presentation of the Opportunity to the Braskem’s Chief Executive Officer, formally express its interest in the Opportunity under the terms that have been expounded, and inform the Parties of its intention to assume the obligation to carry out the necessary studies of economic and financial feasibility of the Opportunity in lieu of the Identifying Party. Such studies shall count on committed funds and the staff required to perform the phases of FEL 1, 2 and 3, so as to guarantee that they are completed as soon as possible. Upon completion of the above process, Braskem shall confirm the exercise of the right of first refusal, irrevocably and irreversibly at this time, and shall have the obligation to effect the Opportunity as approved, and make the investments related thereto.

(iii)

Whenever the Opportunity deals with a brownfield project and/or a purchase that has been offered to any of the Parties by a third party, the Identifying Party shall, within 10 days of the actual knowledge thereof, submit such Opportunity formally to the Chief Executive Officer of Braskem. While Braskem is  analyzing the Opportunity, the Identifying Party shall (x) refrain from performing any act that could adversely affect or hinder the taking of decision by Braskem regarding the Opportunity, and (y) provide Braskem with any and all information about it that shall be disclosed by the third party offering the Opportunity. Should Braskem understand that the Opportunity is of its interest, it shall, within sixty (60) days as from the formal submission of the Opportunity to the Chief Executive Officer of Braskem, formally express its interest in the Opportunity, subject to the provisions below. In the event of imposition by a third party of any timeframe for the manifestation by the Identifying  Party and/or Braskem as to their interest in the Opportunity, the timeframes established herein shall be changed so as to contemplate that Braskem shall have a period to formally express itself about the Opportunity not lower than two thirds (2/3) (less 1 business day) of the period given by the third party.

(iv)

On the other hand, if Braskem has not interest to assume the Opportunity, Braskem shall, within the periods established above, inform the Parties of its intention to not exercise the right of first refusal, and consequently, not assume the Opportunity. Such decision may also be informed at any time during the development of phases FEL 1, 2 or 3. In the event of this Clause, such Identifying Party may take the Opportunity individually or jointly with another partner. The Identifying Party shall then offer to Braskem the right to market the products described in the definition of Petrochemical Sector (“Products”), object of the Opportunity, on such market conditions as shall be satisfactory to both parties.

(v)

If the Identifying Party does not take the final investment decision concerning the greenfield projects or fails to complete the execution of a binding agreement with a third party in relation to an Opportunity, within three hundred and sixty- five (365) days of the date of formal refusal by Braskem, according to Clause 9.1 (A) (iv), the Identifying Party shall observe again the procedure set out in this Clause as to the extension to Braskem of the right of first refusal.

(vi)	The following sanctions shall be applicable to the violation of the right of first refusal established in this Clause:
(a)

Suspension of political rights in this Agreement. Such sanction shall be applicable in case any Identifying Party provably assumes an Opportunity without offering Braskem the right of first refusal established in item (i) above, and provided such violation is not remedied within thirty (30) days after communication of the other Party attesting to the existence of the Opportunity and the non granting of the respective right of first refusal. If the violating Party is Odebrecht, the suspension of political rights shall imply Odebrecht’s obligation, until the violation is remedied, to exercise at all times its voting right in Braskem so as to ensure that the voting orientations that may be given by the Petrobras System shall prevail;

(b)

Reduction of the political rights of this Agreement. Such sanction shall be applicable if the Identifying Party that assumed the Opportunity fails to ensure to Braskem the right to marketing established in item (iv) above. The reduction of the political rights shall imply, for the violating Party, the limitation to its political rights provided for in this Shareholders’ Agreement as if it held less than thirty percent (30%) and at least eighteen percent (18%) of the voting capital of Braskem, pursuant to Clause 2.8 above. If the violating Party is Odebrecht, the suspension and/or reduction of the political rights shall result in Odebrecht’s obligation to exercise at all times its voting right in Braskem so as to ensure that the voting orientations that may be given by the Petrobras System shall prevail, except for the matters listed in Clause 2.8, which shall continue to prevail by mutual agreement;

(c)

Reestablishment of Rights. Once the violations described in items (a) and (b) above have been remedied, the rights of this Shareholders’ Agreement shall be immediately reestablished, and the Parties shall return to the status quo ante.

B.	Obligation of Best Efforts regarding Other Opportunities
(i)

an Opportunity that does not coincide with the objectives described in Exhibit 9.1(A), or in countries where Braskem is not active or shall act relevantly and diligently, shall be offered under the best effort regime to Braskem.

(ii)

In the event above, the Identifying Party shall inform the Chief Executive Officer of Braskem about it, as soon as legally or contractually possible, providing such data and information as shall be required to prepare an analysis of the possibility of assuming the Opportunity (the request of additional information being always permitted), which allows Braskem to take the proper decision; and provided such data may be transmitted to Braskem without violating any Laws, Regulations or Contracts.

(iii)

Should Braskem understand that the Opportunity is of its interest, Braskem shall, within at most thirty (30) days as from the submission of the Opportunity to the Chief Executive Officer of Braskem, follow the procedures established in Clause 9.1 A(iii) above.

(iv)

Once such interest is confirmed, the Identifying Party shall exert its best efforts to obtain the consent of the controlling company or controlling group of the Opportunity in order to permit the replacement of the Identifying Party by Braskem.

(v)	After the consent mentioned in item (iv) above is obtained, Braskem shall be required to assume the Opportunity and to make the investments related thereto;

(vi)

On the other hand, should Braskem have no interest in assuming the Opportunity, Braskem shall, within thirty (30) days counted from the submission of the Opportunity to the Chief Executive Officer of Braskem, inform the Parties of its lack of interest to assume the Opportunity. In this case, such Identifying Party may take the Opportunity individually or jointly with another partner, without bearing any charges as a result of such fact.

(vii)	In any event, even though the consent mentioned above has not been obtained or Braskem has expressed its lack of interest in assuming the Opportunity, the Identifying Party:
(a)

may freely trade its Products under the off-take contract by the Identifying Party, including through distributors, agents or any  purchasers  ("Third-Party  Sellers"), provided the Identifying Party includes in new agreements with such Third-Party Sellers the obligation (which cannot be waived) of such Third-Party Sellers to not send the Products to countries in which Braskem produces or markets its Products, relevantly and diligently, for Braskem.

(b)

The Parties shall exert their best efforts with a view to obtaining for Braskem the right to market the Products that shall be produced by the Opportunity whenever the marketing is carried out in countries in which Braskem produces or markets its Products, relevantly and diligently, for Braskem, for the best offer price and conditions, provided such right of first refusal to market such Products shall not hinder, at the sole discretion of the Identifying Party, the investment in the Opportunity by the Identifying Party with a prospective partner, in which event the Identifying Party and its partner may freely market them.

(viii)

In the events mentioned in items (a) and (b) of Clause (vii) above, if any Identifying Party fails to comply with the obligations established herein, and, provided such violation is not remedied within thirty (30) days after communication of the other Party attesting in a document to the possibility of marketing of its part of the production of the Opportunity, it shall its voting rights reduced, pursuant to this Shareholders’ Agreement. The reduction of political rights shall imply for the violating Party, including Odebrecht, the limitation of its political rights set out in this Shareholders’ Agreement as if it held less than thirty percent (30%) and more than eighteen percent (18%) of Braskem’s voting capital, under the terms of Clause 2.8 above. If the violating Party is Odebrecht, the reduction of political rights shall entail the Odebrecht’s obligation to exercise at all times its voting right in Braskem so that the voting orientations that may be given by the Petrobras System shall prevail, except for the matters listed in Clause 2.8, which shall continue to prevail by consensus. Once the violation described in this item has been remedied, the rights of this Shareholders’ Agreement shall be immediately reestablished, and the Parties shall return to the status quo ante.

Petrochemical Business
9.2

Should any of the Parties acquire the control of assets or ownership interests which comprise not only the Petrochemical Sector but a greater business or asset in which a petrochemical business is inserted, and provided the business or asset of the Petrochemical Sector can be legally and physically dissociated from the remainder, which provably does not generate a relevant economic inefficiency in the remaining part ("Petrochemical Business"), the Party shall offer the Petrochemical Business to Braskem, as established above. In the occurrence of relevant economic inefficiency and provided such inefficiency cannot be adjusted in good faith and on market conditions between the Identifying Party and Braskem, Braskem shall be ensured the marketing in relation to the Petrochemical Sector.

9.2.1

The provisions governing the treatment of the right of first refusal or the obligation to exert best efforts (i) to acquire a Petrochemical Business and/or (ii) to market the Products, shall follow the determinations set out in items A and B of this Clause 9.

10.	MISCELLANEOUS
10.1

Notices. All notices from one Party to another, set forth in this Shareholders’ Agreement, shall be made in writing, and shall be delivered in person against receipt or through registered letter, to the following addresses:

(i)	If to Odebrecht or OSP: Odebrecht

Attention: Chief Executive Officer
Address: Av. Luiz Vianna Filho, n° 2.841, Paralela, Salvador - BA Fax: (11) 3096-8013

OSP
Attention: Chief Executive Officer
Address: Av. Avenida Reboucas, n° 3.970, 32° andar-parte Fax: (11) 3096-8808

If to Petroquisa:
Attention: President Address: Av. Republica do Chile, n° 65, 9° andar, parte, Rio de Janeiro – RJ Fax: (21) 3224-2722

(ii)	If to Braskem:
Attention: Chief Executive Office Address: Av. Nações Unidas, n° 8.501, Sao Paulo - SP Fax: (11) 3576-9403
(iii)	If to BRK:
Attention: Chief Executive Officer Address: Av. Reboucas, n° 3.970, 32°. andar. Parte, Sao Paulo - SP Fax: (11) 3096-8808
(iv)	If to Petrobras:
Attention: President Address: Av. Republica do Chile, n° 65. Rio de Janeiro - RJ Fax: (21) 3224-2722
10.1.1	The notice shall be considered received: (i) if delivered in person, on the date of the respective filing; and (ii) if sent by registered mail, five (5) days after having been mailed.
10.2	Entire Agreement. This Shareholders’ Agreement revokes any and all understandings and/or agreements previous to the date of the signature of the Investment Agreement.
10.3	Binding Effect. This Shareholders’ Agreement binds the Parties, as well as their successors in any way, and it is entered into in an irrevocable and irreversible manner.
10.4

Assignment. This Shareholders’ Agreement and any rights and obligations arising from it may not be assigned or in any way transferred by any Party, in any way, without the previous written consent of the other Party and any assignment or transfer performed without such consent shall be considered null and ineffective, except for the wholly owned subsidiaries of Odebrecht and Petrobras System, as long as such assignment occurs upon the unconditional, irrevocable, irreversible and written adhesion of the respective assignee to the terms of this shareholders’ agreement.

10.5

Execution of New Shareholders’ Agreements. The execution of any new shareholders’ agreement related to the Shares between any of the Parties and a third party shall be subject to the previous and written consent of the other Parties, without which it shall be deemed null and ineffective.

10.6

Filing. This Shareholders’ Agreement shall be filed at the Companies’ headquarters, which shall be required to comply with it, in the form of Article 118 of the Corporation Law, and it shall be incumbent upon the administrations of the Companies to care for the faithful compliance with the provisions herein.

10.7

Recordal. The restrictions upon the circulation of the Shares imposed by this shareholders’ Agreement, as well as other obligations or liens arising from it, shall be recorded with the depositary institution of the Braskem shares and in BRK’s corporate books, pursuant to Article 40 of the Corporation Law.

10.8	Amendments. This Shareholders’ Agreement may only be amended through a written instrument signed by all Parties.
10.9

Companies’ Bylaws. The Parties agree that in case of discrepancy between the provisions in this Shareholders’ Agreement and in the bylaws of the Companies and Braskem’s Controlled Companies, the provisions in this Shareholders’ Agreement shall prevail as regards the provisions of such bylaws, and in this event, the Parties shall immediately call a General Meeting to amend the bylaws of the Companies and/or Braskem’s Controlled Companies, so as to adapt them to the terms of this Shareholders’ Agreement.

10.10

Forbearance. Waiver. No term granted or waiver done by any  Party  to  the other as regards the terms of this Shareholders’ Agreement shall affect in any way this Shareholders’ Agreement, or any of the rights or obligations of the Parties set forth in this Shareholders’ Agreement, except within the strict terms of such forbearance or waiver.

10.11

Severability. If any provision in this Shareholders’ Agreement is considered  null, is annulled, becomes invalid or inoperative, or has its effects suspended or if it is decided that its application entails sanctions or penalties of any nature, no other provision of this Shareholders’ Agreement shall be affected accordingly, and, therefore, the remaining provisions in this Shareholders’ Agreement shall remain in full force and effect as if such null, annulled, invalid, inoperative, suspended or questioned provision had not been included in this Shareholders’ Agreement, except for the case where such acts or facts refer, fully or partly, to Clause 9, in which event, except if the Parties are in compliance with the principles reflected therein, (i) the provisions in Clause 2.2 shall no longer apply, regardless of the interest of the Parties in the Company, and only the terms and conditions in Clause 2.8 shall be observed and (ii) the provisions in Clause 3.2.2 shall no longer apply, regardless of the Parties’ interests in the Company, whereupon the terms and conditions in Clause 3.2.3 shall be observed. If items (i)     and (ii) above also come to be deemed null, are annulled, become invalid or inoperative, or have their effects suspended, the Parties undertake to renegotiate in good faith the terms and conditions of this Shareholders’ Agreement, in order to reflect the balance of the rights and obligations originally undertaken.

10.12

Specific Enforcement. The Parties agree that, pursuant to  Article  118, paragraph 3 of the Corporation Law and Articles 461, 462 and 466, B of the Brazilian Code of Civil Procedure, this Shareholders’ Agreement shall be filed  at the Companies’ headquarters, and the specific enforcement of the obligations contemplated in this Shareholders’ Agreement may be legally demanded, without prejudice to the reimbursement of losses and damages incurred by the demanding Party as a result of the noncompliance with such obligations.

10.13

Follow-up Report. Upon the first meeting of Braskem’s Board  of Directors  after the signature of this Agreement, the members of BRK’s and Braskem’s Board of Directors must define the content, form and periodicity of the Follow- up Reports of the Business Plan and accounting, financial and tax statements that shall be supplied to such members and the Parties. The determination by the members of the Board of Directors of BRK and Braskem as to the content, form and periodicity shall take into account the access needs to such information by each Party, within the criteria of necessity of follow-up of the performance of  the Companies, or of legal, accounting or regulatory necessity. As long as the criteria set forth herein are respected, the requests submitted by each member of the Board of Directors during their first meeting after the signature of this Agreement shall be accepted by all other Directors and shall be performed by the Companies in the periodicity defined (“Follow-up Report”). As regards the accounting information, the Parties agree that the minimum information and the terms set out in Exhibit 10.13 shall be observed.

10.14

Braskem’s Financial Management Policy. Braskem’s Chief Executive Officer shall submit to approval by the Braskem’s Board of Directors, a proposal for the review of Braskem’s financial management policy, within 120 days as from the date of signature of this Agreement.

11.	GOVERNING LAW AND JURISDICTION
11.1.	This Agreement shall be governed and construed in accordance with the laws of Brazil.
11.2.

The Parties shall devote their best efforts in order to attempt to amicably settle any dispute arising from this Agreement. In the event of any dispute, the Party interested in the settlement thereof shall forward a written notice with the purpose of maintaining amicable negotiations in good faith, in order to resolve them within 30 (thirty) days as of the receipt of notice for purposes of this Clause 11.2.

11.3.

Upon the expiration of the period mentioned in the above section, if the Parties have failed to reach an amicable agreement with regard to the dispute, any and all doubts, issues and controversies in general related to this Agreement shall be submitted to arbitration pursuant to the rules of the International Chamber of Commerce ("ICC"), in a proceeding to be managed by the ICC itself, except in the situations of non-performance of the obligations comprising net and certain amounts which are eligible for a judicial enforcement proceeding.

11.4.	Should ICC’s procedural rules be silent in relation to any procedural aspect, such rules shall be replaced by the provisions of Law no 9,307, of September 23, 1996.
11.5.

The arbitration court shall be entitled to resolve all litigation disputes, including those of incidental, prevention, enforcement or interlocutory nature, and the arbitrators may not decide by equity.

11.6.

The arbitration court shall be formed of three (3) arbitrators, one appointed by the petitioning Party(ies), another by the respondent Party(ies) and a third arbitrator, who shall act as the president of the arbitration court, shall be appointed by the arbitrators designated by the Parties. In the event the arbitrators appointed by the Parties fail to reach a consensus as to the third arbitrator, the latter shall be appointed in accordance with the ICC rules, within ten (10) days as of the date on which such deadlock is verified.

11.7.	The arbitration shall take place in the city of São Paulo, Brazil, and the arbitration award shall be rendered in the city of São Paulo, Brazil. The arbitration language shall be Portuguese.
11.8.	The arbitration proceeding, as well as the documents and information taken to arbitration, shall be treated as confidential.
11.9.

An arbitration award to be rendered by the arbitration court may be taken to any competent court in order to determine its enforcement, which shall be deemed final and definitive, binding the Parties, which shall expressly waive any appeal, except for the request of clarification provided for in article 30 of Law no 9,347, dated September 23, 1996.

11.10.

In order to optimize and ensure legal security to the resolution of disputes provided for in this arbitration clause, related to the arbitration procedures arising from or related to the other agreements associated hereto and which complete the legal transaction made by the Parties, and provided they are requested by any Party within the arbitration procedure, the arbitration court shall consolidate the arbitration procedure created under the terms of this clause with any other in which any Party participates and which involves or affects or in any way impacts this instrument, provided the arbitration court deems that (i) there are matters of fact or of law that are common to the procedures, which make the consolidation of the procedures more efficient than maintaining them subject to isolated judgments; and (ii) neither Party is affected by the consolidation in the filed proceedings, such as, among others, by an unjustified delay or conflict of interest.

11.11.

Nevertheless, each Party reserves the right to resort to the Judiciary with the purpose of: (i) assuring the arbitration institution; (ii) obtaining preventive measures for the protection of rights prior to the creation of arbitration, and that any procedure in this regard shall not be deemed as an act of waiver of the arbitration as the single form of conflict resolution chosen by the Parties; (iii) seeking specific enforcement as provided for in article 118, paragraph 3 of the Corporation Law, and articles 461, 462, and 466-B of the Code of Civil Procedure; (iv) enforcing any arbitration court decision, including but not exclusively, the arbitration award; and (iv) seeking in the future any cancellation of the arbitration award, as provided for in law. In the event the parties resort to the Judiciary in the situations above, the central courts of the City of São Paulo, State of São Paulo shall be the competent court to hear any judicial proceeding.

12.	EFFECTIVENESS
12.1	Except for the events established below, this Shareholders’ Agreement shall be effective for a period of thirty-five (35) years.
12.2	Irrespective of the term of effectiveness provided for in Clause 12.1 above, this Agreement shall be terminated and shall automatically lose effect in the following events:
(i)	If the direct or indirect ownership interest held by the Petrobras System becomes lower than eighteen percent (18%) of the voting capital of Braskem;
(ii)	If Odebrecht and the Petrobras System cease to jointly hold, directly and/or indirectly, common shares representing Braskem’s Control; or
(iii)

In the occurrence of any transfer of the Shares under the terms of Clause 6.1.2, but provided that the purchaser executes with the Remaining Shareholder, as a condition to the validity and efficacy of the respective transfer of the Shares disposed of, the Original Shareholders’ Agreement, pursuant to Clause 7.7.

12.3	In the event of item (i) of Clause 12.2, the Parties agree to sign the Original Shareholders’ Agreement, which shall be effective for the then remaining term of this Agreement.

IN WITNESS WHEREOF, the Parties and the Companies sign this instrument in five (5) counterparts of identical form and content, in the presence of the two undersigned witnesses.

[place/date]

____________________________________________
ODEBRECHT S.A.

________________________________________________
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

_____________________________________________________
PETROBRAS QUÍMICA S.A. – PETROQUISA

_______________________________________________________
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Intervening / Consenting Party(ies):

_______________________________________________________
BRK INVESTIMENTOS PETROQUÍMICOS S.A.

BRASKEM S.A.

Witnesses:

1. Name: ID:	2. Name: ID:

EXHIBIT 2.3(x)

(a)                  debt to equity ratio (Projected Net Debt /EBITDA) lower than 3.5;

(b)                 projected interest coverage ratio (EBITDA/Total Interest) higher than 3.0;

(c)                  debt service coverage ratio, excluding the lines of trade finance EBITDA / (Interest + Amortization) higher than 1.75;

(d)                 all ratios shall be obtained based on recent background and projections. The market projections and price shall be made by internationally renowned companies specialized in such area, while the projections of floating interest rates shall be made by investment banks.

EXHIBIT 7.10

EXHIBIT 9.1 (A)

Braskem’s objective is to expand its production and marketing capacity (“Production Capacity Expansion Program”) in the entire product line that composes the Petrochemical Sector, as part of its internationalization process, in the following countries and/or regions:

-     Argentina, Bolivia, Brazil, Bulgaria, Chile, Colombia, Costa Rica, Cuba, Ecuador, Slovakia, Mexico, Mozambique, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, Romania, Uruguay and Venezuela.

EXHIBIT 10.13

ACCOUNTING INFORMATION TO THE SHAREHOLDERS

Seeking to establish the conditions to the registration and accounting control of the equity changes and follow-up on the financial, budget, and operating performance, as shown in the accounting statements through uniform procedures and in accordance with the legal precepts and requirements of the regulatory bodies, the following accounting information must be available to the Shareholders:

•          up to the 3rd business day of the subsequent month – submission of the List of Accounts Receivable / Accounts Payable with companies of the shareholders bound to the Shareholders’ Agreement, provided Petrobras consolidates, either proportionally or fully, Braskem’s financial statements.

•          up to the 8th business day of the subsequent month – submission of the Unaudited Financial Statements (Balance Sheet, Income Statement, Statement of Net Equity Changes, Statement of Cash Flow, DVA and ancillary Information, also in accordance with BRGAAP and with the IFRS).

•          up to the 14th business day of the subsequent month – submission of the Unaudited Statement of Net Equity Changes and Income Statement in line with the USGAAP, as long as Petrobras files its financial statements with the Securities and Exchange Commission according to such GAAP.

If for any reason Braskem is incapable of observing the above deadlines for delivery of the accounting documents, Braskem must provide a reasonable justification to the Shareholders for such delay.

EXHIBIT I - FIRST AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT OF BRK INVESTIMENTOS PETROQUÍMICOS S.A. AND OF BRASKEM S.A.

1.                                                  ODEBRECHT S.A., a joint-stock company, enrolled in the National Register of Legal Entities (CNPJ) under No. 05.144.757/0001-72, with its principal place of business at Avenida Luis Viana, nº 2.841, Edifício Odebrecht, Paralela, CEP 41.730-900, in the City of Salvador, State of Bahia, herein represented pursuant to its bylaws (“ODB”); and

2.                                                  ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A., a joint-stock company, enrolled in the CNPJ under No. 10.904.193/0001-69, with its principal place of business at Av. Rebouças, nº 3.970, 32º andar-parte, São Paulo - SP, herein represented pursuant to its bylaws (“OSP”, jointly with ODB, referred to simply as “Odebrecht”);

and, on the other part,

3.                                                      PETRÓLEO BRASILEIRO S.A. - PETROBRAS, enrolled in the CNPJ under No. 33.000.167/0001-01, with its principal place of business at Avenida República do Chile, nº 65, Centro, CEP 20.031-170, in the City of Rio de Janeiro, State of Rio de Janeiro, herein represented pursuant to its bylaws (“Petrobras”);

Odebrecht and Petrobras shall also be individually referred to as “Party” and, jointly, as “Parties”.

WHEREAS:

(i)                       on February 8, 2010, Odebrecht, Petrobras et al., with intervening by Braskem S.A. (“Braskem”), executed a certain Braskem shareholders’ agreement (“Shareholders’ Agreement”);

(ii)                      on such date, the Parties executed a Commitment Instrument, through which Petrobras agreed that Odebrecht, directly or indirectly, executes the fiduciary sale of common shares issued by Braskem, under the terms set forth in the Commitment Instrument and, in consideration, Odebrecht agreed with the assumption of certain commitments, as described in the Commitment Instrument; and

(iii)                    among the considerations undertaken by Odebrecht is the execution of an Amendment to the Shareholders’ Agreement to include the provision that the preferred shares issued by Braskem and held by Petrobras are also subject to the Tag Along right set forth in clause 7.12 of the Shareholders’ Agreement.

The Parties RESOLVE, out of common agreement, to execute this First Amendment to the Shareholders’ Agreement, under the following conditions.

CLAUSE ONE – SUBJECT MATTER

The object of this Amendment is to amend Clause 7.12 of the Shareholders’ Agreement with the purpose of including sub-clause 7.12.4 with the following wording:

7.12.4. The preferred shares issued by Braskem and held by Petrobras are also subject to the Tag Along right set forth in clause 7.12, the same process for the exercise of the Tag Along right set forth in Clause 7.12 being therefore applicable.

CLAUSE TWO – RATIFICATION

The Shareholders hereby expressly ratify all terms of the Agreement that are not expressly amended by this Amendment.

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In witness whereof, the Parties sign this instrument in three (03) counterparts of equal form and content, before the undersigned witnesses, obligating themselves and their successors to comply herewith under the established terms and conditions.

São Paulo, [blank] [blank], 2018.

ODEBRECHT S.A.

[blank]	[blank]
Name:	Name:
Title:	Title:

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

[blank]	[blank]
Name:	Name:
Title:	Title:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

[blank]	[blank]
Name:	Name:
Title:	Title:

Witnesses:

[blank]	[blank]
Name:	Name:
Individual Taxpayers’ Register (CPF):	CPF:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.